MAIL STOP
									March 21, 2006

Mark A. Roche, Esq.
Senior Vice President, General Counsel and Secretary
Fortune Brands, Inc.
520 Lake Cook Road
Deerfield, Illinois 60015

RE:	Fortune Brands, Inc.
	Registration Statement on Form S-4
	File No. 333- 131990
	Filed February 24, 2006

Dear Mr. Roche:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that 67% of the Class A and 33% of the Class B stockholders have signed agreements to vote in favor of the merger.
We also note that Fortune Brands has the right to acquire voting control of SBR through the option agreement with these same stockholders. Please tell us how these agreements comply with the position in Section VIII.A.9 of the Current Issues Outline dated
November 14, 2000 that is available on our website.

2. Please note that we may have comments on the tax and legality opinions and any related prospectus disclosure once those exhibits are filed. Please allow adequate time for our review before requesting effectiveness of the registration statement.

Letter to SBR, Inc. Stockholders and Notice of Meeting of
Stockholders

3. Because the letter to SBR`s shareholder also serves as soliciting materials, please strive for a balance presentation. Where you include the board`s recommendation to approve the merger, please disclose, if true, that board members will directly benefit from the merger. Please make similar revisions in all applicable places in the registration statement.

4. Because the Class A and Class B shares will be voting separately, please delete the reference that 72% of the outstanding capital stock has agreed to vote for the merger.

5. Please revise to state simply that Fortune Brands will acquire
SBR, Inc. through a merger.

Questions and Answers About the Merger, page iii

6. Please consolidate repetitive disclosure in the Q&A and Summary sections. Some of the responses to questions in this section are repeated or elaborated upon in the Summary. You should view the Q&A and the Summary as a single section and organize them accordingly.

Q:  What is the merger consideration? page iii

7. Please disclose the values of the adjustments in the bulleted list as of the most recent practicable date.

Summary, page 1

8. The summary term sheet should begin on the first or second page of the proxy statement. Please move this section so that it appears before the question and answer section.

9. Disclose the anticipated time period between the vote of shareholders and the closing of the transaction.

Risk Factors, page 7

10. Please avoid language in risk factors like "adversely affect." Instead, please revise your risk factors to state what the specific impact will be on your financial condition or results of operations.

11. The subheadings of the following risk factors merely state facts and do not adequately reflect the risks that follow. Please revise your subheadings to succinctly state the risks you discuss in the text. We refer you to:
* We operate in a highly competitive market
* We sell products internationally and are exposed to currency exchange rate risks

12. Some of your risk factor discussions are boilerplate and could apply to any issuer or to any offering. If you elect to retain these and other general risk factors in your prospectus, you must clearly explain how they apply to your industry, company, or offering.
For
instance, since all companies rely on their key personnel, clearly explain how this specific risk applies to your company. For example, are any of the key people planning to retire or nearing retirement age or do you lack employment contracts with these individuals? Additionally, please refer to the risk factor entitled "Our financial results and demand for our products are dependent on the successful development of new products and processes." Please revise as appropriate.

13. In order to enhance the current relevancy of the risks described, please disclose whether, and the extent to which, you have been impacted by any of the risks discussed in the following risk factors:
* "Our spirits and wine business relies on the performance of wholesale distributors...";
* "Increased excise taxes on distilled spirits and wine could adversely affect our spirits and wine business";
* "Changes in golf equipment regulatory standards could adversely affect our golf business"; and
* "Potential liabilities and costs from litigation could adversely affect our business."

Shares Entitled to Vote, Quorum and Vote Required, page 13

14. Please explain the meaning of a broker non-vote.

Solicitation of Proxies; Expenses, page 14

15. We note that you may employ various methods of soliciting proxies. Please note that all written soliciting materials, including emails or scripts to be used in soliciting proxies over the telephone, must be filed under cover of Schedule 14A. Please refer supplementally confirm your understanding.

Interests of Certain Persons in the Merger, page 15

16. Please quantify the amounts to be paid to executive officers as a result of the transaction.

Related Merger Agreements, page 15

17. Please identify the person who exercises voting and investment control of the shares owned by SB Ross and Tres.

Woodcraft Disposition, page 16

18. Please disclose the basis for the board of directors` determination that the price to be paid for the Woodcraft entities represents fair market value.



Background of the Merger, page 19

19. Please disclose whether SBR considered any other strategic transactions and/or business combinations with any other company.
If
so, disclose what these were and why they were disregarded.

20. Please disclose whether Fortune Brands or SBR, Inc. initiated contact regarding a proposed transaction.

21. We note that Chief Executive Officers of Fortune Brands and
SBR
became acquainted over the past five years due to their positions in the U.S. home products business. Please describe your past business relationship in greater detail. Please refer to Item 6 of Form S-4.

22. This section should include information about the negotiation of the principal terms of the agreement, including transaction structure and price. Please disclose the proposed valuation discussed at the
December 2005 meeting between members of the two companies` management teams and subsequent negotiations related to the price to be paid.

23. With respect to each of the factors listed for recommending the merger by both Fortune and SBR, please provide a reasonably detailed discussion and clearly elaborate on the conclusions drawn by the board as to the benefits or detriments of each factor.

24. Please disclose whether there were any negative factors considered by the boards of Fortune and SBR. For instance, please disclose whether the fact that any portion of the merger consideration paid in cash would be taxable to holders was considered as a risk of the transaction.

SBR`s Reasons for the Merger; Recommendation of Board of
Directors,
page 19

25. We note that the SBR board concluded that combining with Fortune
Brands will create a stronger and more focused company that will provide significant benefits to SBR`s shareholders, employees and customers alike. Please elaborate on this strategic rationale and the economic and operational benefits of the merger.

Regulatory Clearances and Approvals, page 21

26. Please update the status of the regulatory approvals sought or to be sought from the anti-trust authorities.

The Merger Agreement, page 22

27. Pursuant to Item 601(b)(2) of Regulation S-K please file a list briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement.

28. We note your statement that the representations and warranties were made to and solely for the benefit of the parties and that SBR stockholders should not rely on the representations and warranties as characterizations of the actual state of facts. Please revise the disclosure to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

29. We note the statement that "information concerning the subject matter of the representations and warranties may change after the date of the merger agreement." Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contract provisions are required to make the statements included in the proxy statement/prospectus not misleading.

Merger Consideration, page 23

30. We note the statement on page 20 that the merger consideration resulted from negotiations which "considered the historical earnings and dividends of Fortune Brands and SBR; the potential growth in SBR`s market and earnings, both as an independent entity and as a part of a larger organization such as Fortune Brands, SBR`s asset quality; and the effect of the merger on the shareholders, employees and customers of SBR." Please clarify who determined the amount of consideration to be paid and how that amount was determined. For instance, state whether a specific amount was purposed by one of the parties to the transaction and elaborate on the factors listed above.

Conditions to the Consummation of Merger, page 32

31. Briefly describe the facts under which you may waive the conditions to the merger, and any circumstances under which you would re-solicit shareholders` votes.

Comparison of Stockholder Rights, page 45

32. We note that the information you provide in this section is qualified in its entirety. Because you are responsible for the accuracy of the information in the filing, and because Rule 411(a) permits qualification of information in the prospectus by reference to information outside of the prospectus only in limited circumstances, this qualification is inappropriate. Please remove it.

Stock Purchase Plan, page 61

33. Please quantify the amount of stock and the purchase price of stock that was sold under the stock purchase plan in 2005.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Craig Slivka at (202) 555-3729 or Chris
Edwards,
Special Counsel, at (202) 551-3742 with any questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

cc:	Gregory J. Bynan, Esq.
	Winston & Strawn, LLP
	(312) 558-5700
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Mark A. Roche, Esq.
Fortune Brands, Inc.
Page 1 of 7



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE